2780 Waterfront Pkwy. E. Dr. Indianapolis, IN 46214

Phone: 317-328-5660 Fax: 317-328-5668 Sales: 1-800-437-3188 www.calumetspecialty.com

November 16, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian McAllister

RE: Calumet Specialty Products Partners, L.P.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 15, 2023

File No. 000-51734

Dear Mr. McAllister:

Set forth below is the response of Calumet Specialty Products Partners, L.P. (the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2023, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022, File No. 000-51734, filed with the Commission on March 15, 2023 (the “Form 10-K”).

For your convenience, the Company’s response is prefaced by the text of the Staff’s comment in bold text.

Form 10-K for the fiscal year ended December 31, 2022

Item 8. Financial Statements and Supplementary Data

9. Long-term Debt, page 95

1.	On page 97 you disclose that on August 5, 2022 Stonebriar Commercial Finance LLC purchased from and leased back to MRL a hydrocracker for a purchase price of $250.0 million. Please tell us how you comply with the accounting and disclosure requirements for the sale and subsequent leaseback of the hydrocracker from Stonebriar. We refer you to the provisions of ASC 842-40.

RESPONSE:The Company acknowledges the Staff’s comment and respectfully advises that it considered ASC 842-40 and concluded that the disclosures required thereby were not applicable. In accordance with ASC 842-40-25-1, the Company evaluated the requirements of ASC 606, specifically ASC 606-10-25-30, and determined that the transfer of assets was not a sale (based on criteria within ASC 606-10-15-30 because control of the assets in the agreement was not transferred to Stonebriar Commercial Finance LLC (“Stonebriar”)). In accordance with the provisions of ASC 842-40-25-5, the Company did not derecognize the assets, and the funds received from Stonebriar were accounted for as a financial liability in accordance with ASC 470. The Company updated its disclosures within the Form 10-Q for the quarterly period ended September 30, 2023 to clarify the transaction is recorded as a financial liability in accordance with ASC 470.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (317) 957-5508.

Sincerely,

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

By: Calumet GP, LLC, its General Partner

By: /s/ Vincent Donargo

Name: Vincent Donargo

Title: Executive Vice President and Chief Financial Officer